


03015199



RECD S.E.C.
MAR 2 8 2003
886



SEC FILE NO.
8-52367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
                                         mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J. KOZA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

THREE EMBARCADERO CENTER, SUITE 1150
                                (No and Street)

SAN FRANCISCO   CALIFORNIA   94111
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN KOZA   (415) 391-4550
                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
                    (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,   Walnut Creek,   California   94596
(Address)   (City)   (Sate)   (Zip Code)

CHECK ONE:

        (X) Certified Public Accountant
        ( ) Public Accountant
        ( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **JOHN KOZA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **J. KOZA INVESTMENTS, INC.**, as of **DECEMBER 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Koza Investments, Inc.

Annual Audit Report

December 31, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

J. Koza Investments, Inc.

Table of Contents

Independent Auditor's Report

Board of Directors
J. Koza Investments, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of J. Koza Investments, Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J Koza Investments, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 18, 2003

3

J. Koza Investments, Inc.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	210,119
Accounts receivable		519,420
Prepaid expenses and other assets		2,288
Total assets	$	731,827

Liabilities and Stockholder's Equity

Consulting fees payable	$	174,240
Deferred tax liability		5,200
State taxes payable		2,200
Total liabilities		181,640
Stockholder's equity		
Common stock (no par value; 1,000 shares authorized; 150 shares issued and outstanding)		23,000
Retained earnings		527,187
Total stockholder's equity		550,187
Total liabilities and stockholder's equity	$	731,827

J. Koza Investments, Inc.

Statement of Income

For the Year Ended December 31, 2002

Revenues:		
Commissions and fees	$	578,000
Expenses:		
Consulting fees		276,406
Professional fees		23,940
Other operating expenses		5,608
Total expenses		305,954
Income before taxes		272,046
Tax provision		8,200
Net income	$	263,846

J. Koza Investments, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2002

	Common Stock	Retained Earnings	Stockholder's Equity
December 31, 2001	$ 23,000	$ 322,582	$ 345,582
Distributions		(59,241)	(59,241)
Net income		263,846	263,846
December 31, 2002	$ 23,000	$ 527,187	$ 550,187

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 263,846
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
(Increase) decrease in:	
Accounts receivable	(249,020)
Prepaid expenses and other assets	(2,288)
Increase (decrease) in:	
Consulting fees payable	174,240
Deferred tax liability	5,200
State taxes payable	2,200
Due to shareholder	(1,579)
Due to affiliate	(9,180)
Net cash provided (used) by operating activities	183,419
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(59,241)
Net increase (decrease) in cash and cash equivalents	124,178
Cash and cash equivalents, beginning of year	85,941
Cash and cash equivalents, end of year	$ 210,119
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 800
Interest paid	$ -

See independent auditor's report and accompanying notes.

J. Koza Investments, Inc.

Notes to the Financial Statements

December 31, 2002

(1) Organization

J. Koza Investments, Inc. was incorporated in the State of California on September 10, 1999 and operates in San Francisco, California. The Company engages in consulting services and the purchase and sale of limited partnerships to institutional investors.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. Therefore, no provision or liability for federal income taxes is presented in these financial statements. However, the Company is liable for the California franchise tax on S corporations of 1.5% with a minimum tax of $800.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2002, the Company's net capital was $28,479, which exceeded the requirement by $16,370.

J. Koza Investments, Inc.

Notes to the Financial Statements

December 31, 2002

(4) <u>Risk Concentrations</u>

The Company's revenue during the period was earned from three clients.

Accounts receivable at December 31, 2002 of $519,420 are due from two clients of which $387,200 is due from one client.

At December 31, 2002, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $113,129.

(5) <u>Related Party Transactions</u>

Under an agreement dated June 22, 2000, Koza & Co., an entity under common control, agrees to bear certain monthly fixed expenses on behalf of the Company. Koza & Co. provides office facilities, supplies, and services to the Company. At December 31, 2002, the Company did not pay Koza & Co. any consideration for these services.

SUPPLEMENTAL INFORMATION

J. Koza Investments, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

As of December 31, 2002

Net Capital:

Total stockholder's equity qualified for net capital		$ 550,187
Less: Non-allowable assets		
Accounts receivable	$ 519,420	
Prepaid expenses and other assets	2,288	
Total non-allowable assets		521,708
Net capital		$ 28,479
Net minimum capital requirement of 6.67% of aggregate indebtedness of $181,640 or $5,000, whichever is greater		12,109
Excess net capital		$ 16,370

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2002	$ 199,264
Increase in stockholder's equity	5,851
Increase in non-allowable assets	(176,636)
Net capital per above computation	$ 28,479

J. Koza Investments, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2002

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002

Not applicable

675 Ygnacio Valley Road, Suite B-213 (925) 933-2626
Walnut Creek, California 94596 *Fax (925) 944-6333*

<u>Independent Auditor's Report on Internal</u>
<u>Accounting Control Required by SEC Rule 17a-5</u>

Board of Directors
J. Koza Investments, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of J. Koza Investments, Inc. (the Company) for the period ended December 31, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated March 18, 2003.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 18, 2003